Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$30,000,000	$3,438

(1) Calculated in accordance with Rule 457 (r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180289

PRICING SUPPLEMENT

Dated August 3, 2012

(To Prospectus dated March 22, 2012,

Prospectus Supplement dated March 22, 2012

and Equity Index Underlying Supplement dated March 22, 2012)

Structured Investments	HSBC USA Inc. $30,000,000 Return Enhanced Notes Linked to the S&P 500® Index due August 8, 2017 (the “Notes”)

General

•	Terms used in this pricing supplement are described or defined herein, in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes offered will have the terms described herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes do not guarantee return of principal, and you may lose up to 100.00% of your initial investment. The Notes will not bear interest.
•	This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to a single Reference Asset described below.
•	Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the related Notes.
•	Senior unsecured debt obligations of HSBC USA Inc. maturing August 8, 2017.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, the terms set forth below will supersede.
•	Any payment on the Notes is subject to the Issuer’s credit risk, and you have no ability to pursue the issuers of the securities included in the Reference Asset for payment. The Issuer has not undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information provided herein regarding the Reference Asset.

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The S&P 500® Index (“SPX”)
Principal Amount:	$1,000 per Note.
Trade Date:	August 3, 2012
Pricing Date:	August 3, 2012
Original Issue Date:	August 8, 2012
Final Valuation Date:	August 3, 2017, subject to adjustment as described in “Valuation Dates” in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be August 8, 2017. The Maturity Date is subject to further adjustment as described under “Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	For each Note, the Cash Settlement Value.
Cash Settlement Value:	For each Note, you will receive a cash payment on the Maturity Date that is based on the Reference Return (as described below):
If the Reference Return is greater than or equal to 0.00%, you will receive an amount equal to 100.00% of the Principal Amount plus the product of (a) the Principal Amount multiplied by (b) the Reference Return multiplied by the Upside Participation Rate.
If the Reference Return is less than 0.00%, at maturity you will lose 1.00% of the Principal Amount for each percentage point that the Reference Return is below zero. This means that if the Reference Return is -100.00%, you will lose your entire investment.
Upside Participation Rate:	185.00%
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
Final Level – Initial Level
Initial Level
Initial Level:	1,390.99, which was the Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date, as determined by the calculation agent.
Official Closing Level:	The Official Closing Level of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page “SPX <INDEX>” or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	4042K13E1/US4042K13E17
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 4 of this document and “Risk Factors” beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$35	$965
Total	$30,000,000	$1,050,000	$28,950,000

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan

Placement Agent

August 3, 2012

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

•	The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

•	The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

•	The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Upside Participation Rate of 185.00% and the Initial Level of 1,390.99. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Total Return on the Notes
2,781.98	100.00%	185.00%
2,503.78	80.00%	148.00%
2,364.68	70.00%	129.50%
2,225.58	60.00%	111.00%
2,086.49	50.00%	92.50%
1,947.39	40.00%	74.00%
1,808.29	30.00%	55.50%
1,669.19	20.00%	37.00%
1,530.09	10.00%	18.50%
1,460.54	5.00%	9.25%
1,425.76	2.50%	4.63%
1,404.90	1.00%	1.85%
1,390.99	0.00%	0.00%
1,377.08	-1.00%	-1.00%
1,321.44	-5.00%	-5.00%
1,251.89	-10.00%	-10.00%
1,112.79	-20.00%	-20.00%
973.69	-30.00%	-30.00%
834.59	-40.00%	-40.00%
695.50	-50.00%	-50.00%
556.40	-60.00%	-60.00%
417.30	-70.00%	-70.00%
278.20	-80.00%	-80.00%
139.10	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Reference Asset increases from the Initial Level of 1,390.99 to a Final Level of 1,460.54. Because the Final Level of 1,460.54 is greater than the Initial Level of 1,390.99 and the Reference Return of 5.00% is greater than zero, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × (5.00% × 185.00%)] = $1,092.50

Example 2: The level of the Reference Asset decreases from the Initial Level of 1,390.99 to a Final Level of 973.69. Because the Final Level of 973.69 is less than the Initial Level of 1,390.99 and the Reference Return of -30.00% is less than zero, the investor receives a Payment at Maturity of $700.00 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × -30.00%) = $700.00

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — The Notes provide the opportunity for enhanced returns at maturity by multiplying a positive Reference Return by 185.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Full Participation in the Decline of the Reference Asset — Payment at Maturity of the Principal Amount of the Notes is fully exposed to a decline in the Final Level, as compared to the Initial Level. If the level of the Reference Asset declines, you will lose 1.00% of the Principal Amount for every 1.00% that the Reference Return is less than zero. If the Reference Return is -100.00%, you will lose your entire investment.

•	DIVERSIFICATION OF THE S&P 500® INDEX — The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Reference Asset, see the information set forth under “S&P 500® Index” in the Equity Index Underlying Supplement.

•	TAX TREATMENT — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Reference Asset. These risks are explained in more detail in the “Risk Factors” sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Return is positive or negative. Your investment will be exposed on a 1-to-1 basis to any decline in the Final Level of the Reference Asset as compared to the Initial Level. You may lose up to 100.00% of your investment.

•	CREDIT RISK OF HSBC USA INC. — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

•	SUITABILITY OF NOTES FOR INVESTMENT – A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in this pricing supplement. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this pricing supplement is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Reference Asset would have.

•	LACK OF LIQUIDITY — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Reference Asset and the value of the Notes. The calculation agent is under no obligation to consider your interests as a holder of the Notes in taking any actions that might affect the value of your Notes.

•	The Notes are Not Insured by any Governmental Agency of the United States or any Other Jurisdiction — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of the Issuer, and in the event that we are unable to pay our obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate on the equity securities underlying the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the securities comprising the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this pricing supplement. You should make your own investigation into the Reference Asset.

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top five industry groups by market capitalization as of August 2, 2012 were: Information Technology, Financials, Health Care, Consumer Staples and Energy.

For more information about the SPX, see “The S&P 500® Index” on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from August 3, 2007 through August 3, 2012. The closing level for the Reference Asset on August 3, 2012 was 1,390.99. We obtained the closing levels below from the Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from the Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker dealer affiliates, at the price indicated on the cover of this pricing supplement.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer’s Current Report on Form 8-K dated July 27, 2012.

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